UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LUXOTTICA GROUP S.P.A.

REMUNERATION REPORT

In accordance with article 123-ter of Legislative Decree 58/1998, in compliance with article 84-quater of the Regulations for Issuers and article 6 of the Code of Conduct of Borsa Italiana S.pA.

Approved by the Board of Directors on February 27, 2014

INTRODUCTION

1.              This remuneration report (the “Report”) has been prepared in accordance with article 123-ter of Legislative Decree 58/98 (the Italian Consolidated Financial Law) and article 84-quater of the Regulations for Issuers, as well as in compliance with the Code of Conduct for companies quoted on the Borsa Italiana S.p.A (the “Code of Conduct”).

2.              The Report is divided into two Sections.

3.              Section 1 of the Report describes the policy of Luxottica Group S.p.A. (“Luxottica” or the “Company”) and its controlled companies pursuant to article 93 of the Italian Consolidated Financial Law (the “Group”) on the remuneration (the “Remuneration Policy”) of:

(a)              the members of the board of directors, differentiating between executive directors and non-executive directors of the Company;

(b)              the general directors of the Company;

(c)               the executives with strategic responsibilities in Luxottica (meaning those that have the direct or indirect power and responsibility to plan, direct and control the activities of the Company according to the definition provided on the subject in Annex 1 of the CONSOB regulation on transactions with related parties adopted with resolution no.17221 of March 12, 2010), identified by the Chief Executive Officer each time on the recommendation of the General Manager of Central Corporate Functions and the Director of Human Resources of the Company, with the exception of the auditors; and

(d)              the top management (Senior Managers) of the Group.

4.              The procedures adopted by the Company for preparation and approval of the Remuneration Policy are also set forth, as well as identifying those committees and individuals responsible for implementation of this policy.

5.              The Remuneration Policy was approved by the Board of Directors on February 27, 2014 based on the recommendation of the Human Resources Committee and will be submitted for an advisory vote by the Group’s stockholders at the Ordinary Meeting of Stockholders on April 29, 2014.

6.              The Remuneration Policy may be subject to revision and updating by the Board of Directors, upon the proposal of the Human Resources Committee, which will regularly assess its adequacy, overall coherence and actual application.

7.              Section II of the Report includes the various components that comprise the remuneration of the persons listed in the categories above in sub 3(a) – (d) and the members of the Board of Statutory Auditors of Luxottica (the “Auditors”) together with an analysis of all the components of remuneration paid to these individuals during fiscal 2013 by the Company and its subsidiaries, as well as its associated companies.

8.              This Report (i), contains specific tables that disclose the positions held in the Company and its subsidiaries by the Directors, Auditors, general directors and executives with strategic responsibilities (as well as by persons closely connected to them) in accordance with article 84-quater, paragraph 4, of the Regulations for Issuers; and (ii) contains a specific table that discloses information on the financial instruments and/or Luxottica shares granted under the plans approved pursuant to article 114-bis of the Italian Consolidated Financial Law in accordance with article 84-bis, paragraph 5, of the Regulations for Issuers,.

9.              In accordance with the CONSOB regulation on transactions with related parties, adopted with resolution no.17221 on March 12, 2010 and the Procedure for Transactions with Related Parties adopted by the Company on October 25, 2010 and available on the Company’s website (www.luxottica.com, “Governance” section)(the “Procedure for Related Parties”), Luxottica’s adoption of the Remuneration Policy exempts the Company from applying the provisions stated in the Procedure for Related Parties requiring the adoption of Board resolutions on the remuneration for Directors performing special duties as well as executives with strategic responsibilities, pursuant to article 13 of the applicable CONSOB regulation and article 3.2(b)  of the Procedure for Related Parties.

SECTION I

REMUNERATION POLICY

1.                  PROCEDURES USED FOR THE ADOPTION AND IMPLEMENTATION OF THE REMUNERATION POLICY

1.1           Process for the preparation and approval of the Remuneration Policy

1.                  The Remuneration Policy is submitted to the Board of Directors by the Human Resources Committee for approval.

2.                  Once the Board of Directors has examined and approved the Remuneration Policy it is put to a consultative/advisory vote at the Ordinary Meeting of Stockholders.

3.                  An independent expert is involved in the preparation of the Remuneration Policy, namely the consultancy firm Hay Group Italy.

4.              For purposes of the definition and revision of the Remuneration Policy, customary procedures and market remuneration trends are constantly analyzed and monitored, using data supplied by independent experts in aggregate form and without specific reference to specific companies.

1.2           The governance of the Company and the Remuneration Policy

1.2.1                    The Organizational System

The Group has adopted an organizational system aimed at ensuring consistency and transparency in relation to its remuneration policy. The existing model aims at guaranteeing appropriate control of remuneration standard practices throughout the entire Group, ensuring that informed decisions are timely made at the appropriate level of the organization.

RESPONSIBILITY	AREA CONCERNED	BENEFICIARIES

Corporate	• Fixed remuneration • Variable remuneration • Long-term Incentives	• Directors who are employees • Other Executives with strategic responsibilities • Senior Managers

Regions/ Business	• Fixed remuneration • Variable remuneration • Benefits	• Other Managers • Employees of the local organizations

1.2.2                    The Human Resources Committee

1.              The Board of Directors, in accordance with the recommendations of the Code of Conduct, set up the Human Resources Committee in 2004.

2.              The members of the Human Resources Committee who are currently in office were appointed on April 27, 2012 and consist of independent directors Claudio Costamagna (Chairman), Roger Abravanel and Anna Puccio. The Chairman Claudio Costamagna has specific and adequate expertise on financial matters, which was evaluated by the Board of Directors at the time he was appointed, in compliance with the requirements set forth in the Code of Conduct. The Human Resources Committee performs duties, provides advice and makes recommendations, in particular, with respect to the following:

•                  proposals to the Board of Directors for the definition of the remuneration policy applicable to directors and executives with strategic responsibilities;

•                  regularly assessing the adequacy, overall consistency and actual application of the remuneration policy;

•                  proposals or opinions to the Board of Directors on the remuneration of the Chief Executive Officer (CEO or Managing Director) and the other directors holding particular positions;

•                  defining the target market in which to assess the competitiveness of the remuneration of the directors, executives with strategic responsibilities and management;

•                  assessing the target positioning of the Company with regard to all the wage components (base salary, monetary incentive systems, non-monetary remuneration) and the best mix of these components;

•                  reviewing the remuneration of the directors, executives with strategic responsibilities and the management, the criteria for the composition of the board of directors of significant subsidiaries and supervising their application;

•                  assessing proposals for the introduction of short and long-term monetary and share incentive plans to be submitted to the Board of Directors for approval;

•                  identifying the performance indicators necessary for guaranteeing the consistency of the generation of the amount and the reward systems; monitoring the application of the decisions made by the Board of Directors, checking in particular, that performance objectives have been reached;

•                  reviewing the objectives that the short and long-term incentive systems are based on, as well as, the results achieved, and submitting them to the Board of Directors for approval.

Furthermore, the Committee reviews and approves the Management and Development Objectives and Strategies of the Human Resources department and reviews the results achieved. In particular, the Committee:

•                  assesses the results of internal surveys on the organizational environment and external surveys on the reputation of the Company;

•                  reviews the organizational requirements of the Company and actions taken to effectively assign key positions (known as succession plans); makes inquiries for the preparation and revision of succession plans adopted by Board of Directors;

•                  assesses the results of the initiatives aimed at increasing the value of the key resources of the organization;

•                  assesses the effectiveness of the strategic partnerships set up by the Company with universities and business schools as well as more general initiatives taken with regard to the labor market;

•                  assesses the effectiveness of internal communication initiatives.

The Human Resources Committee is granted access to company information and functions deemed necessary for the performance of its own tasks and may also make use of external consultants and independent advisors in the performance of its duties.

3.              The Committee has its own regulations, approved by the Board of Directors, and all Committee decisions are required to be adopted by a favorable vote of an absolute majority of its members. The Chairman of the Board of Statutory Auditors is invited to meetings of the Committee; the other statutory auditors may also attend. The minutes of Committee meetings are duly recorded by the Human Resources Director.  The Committee meets whenever the Chairman deems it necessary or upon the request of another Committee member. If the Committee deems it appropriate, executives of the Company are invited to participate so that certain topics can be discussed in detail.

4.              No Director shall take part in the meetings of the Human Resources Committee where proposals are discussed concerning his/her own remuneration.

5.              The Board of Directors, at the time it approved the Procedure for Related Parties, granted the Human Resources Committee the power to review transactions with related parties which are limited to resolutions concerning the granting of remuneration and financial benefits to the members of management and control bodies and to other executives with strategic responsibilities.

1.2.3                    The Board of Directors

1.              Without prejudice to the functions of the Human Resources Committee, the Board of Directors is responsible for: (i) approving the remuneration of directors performing special duties pursuant to article 2389, paragraph 3, of the Italian Civil Code; (ii) allocating the aggregate remuneration fixed for the Directors at the Shareholders’ Meeting, in the event this was not determined by the shareholders; and (iii) reviewing the incentive plans to be submitted for approval at the Shareholders’ Meeting and the allocation of benefits thereunder annually, normally at the Shareholders’ Meeting after approval of the financial statements.

2.              Moreover, with the assistance of the Human Resources Committee, the Board of Directors confirms that the Remuneration Policy has been implemented correctly.

2.                  PURPOSES AND PRINCIPLES OF THE REMUNERATION POLICY

1.                  The Remuneration Policy is aimed at attracting and motivating qualified professionals to pursue Company and Group objectives, as well as encouraging employee retention. Moreover, the Remuneration Policy is intended to align management’s interests with the medium- to long-term interests of shareholders while increasing the value of the Company on a sustainable basis.

2.                  Total remuneration is a combination of fixed and variable, direct and deferred, monetary and non-monetary components.

3.                  The principles which form the basis of decision making on remuneration are:

•                  developing a comprehensive remuneration package that is capable of attracting and retaining critical and deserving members of the organization of both today and tomorrow;

•                  developing plans and implementing systems based on the “pay for performance” principle that is, systems and plans based on the close correlation between remuneration and actual results - both individual and general - of the organization.

3.                  REMUNERATION COMPONENTS

3.1           Identification of the pay-mix

1.              The remuneration available for executive directors (who are also employees of the Company or Group), general managers and executives with strategic responsibilities is comprised of (i) a fixed part (see para. 3.2 below); (ii) a short-term variable part (see para. 3.3 below); and (iii) a possible medium- to long-term variable component (see para. 3.4 below).

2.              The guidelines for the composition of the fixed and variable elements of the remuneration package are defined by Human Resources management based on each segment of the employee population. With specific reference to executive directors who are also Company employees, general managers and the executives with strategic responsibilities, the Human Resources Committee defines at the Group level the pay-mix structure, determining its composition in terms of fixed and variable components, consistently benchmarking its conclusions against market trends and internal analysis.

3.              Set forth below are the principles on which the remuneration packages are based for the executive directors who are also Company employees and for executives with strategic responsibilities:

•                  balancing the fixed and variable components of the remuneration based on the Company’s strategic objectives and its risk management policy;

•                  in respect of the variable component of the remuneration:

•             establishing a proportionate weighting between the short-term variable remuneration and the long-term variable remuneration;

•             tying the payment of remuneration to performance objectives that must be predetermined, measurable and linked to the creation of value for shareholders in the medium and long term;

•             establishing maximum limits for allocation of variable components;

•             providing a vesting period for the long-term variable component (see para. 3.4 below);

•                  supplementing the remuneration package with an adequate offer of benefits, with reference to market standard practices;

•                  minimizing the use of indemnities or other compensation which is stipulated ex-ante in the event of resignation, transfer from a position, dismissal or termination of the employment relationship; and

•                  monitoring and analyzing standard remuneration procedures and best practices implemented in the reference market with the objective of ensuring a total remuneration package that is both as competitive as possible and market aligned.

3.2           Fixed remuneration

The fixed remuneration component is essentially correlated to the significance of the position and therefore linked to managerial specialization, department covered and related responsibilities. The Company consistently monitors market practice with respect to the components of fixed remuneration, in order to align itself with best practices and also confirms that remuneration levels are being consistently applied across the Group.

3.3           Variable remuneration: Management by Objectives (“MBO”)

1.              The variable remuneration component is aimed at rewarding the results achieved by establishing a direct connection between remuneration and short term performance.

2.              To strengthen the alignment between management’s/employees’ interests with those of the shareholders, the performance measurement references the actual results achieved by the Company or Group as a whole, by the reference business unit and by the individual.

3.              The main instrument used in connection with variable remuneration is the Management by Objectives system (“MBO”), which is primarily, however not exclusively, used for Group management and which over time has become the only formalized short-term incentive method.

4.              Annual incentives reward individuals who attain quantitative and qualitative performance objectives and take the form of a variable bonus. The main performance objective used - which is applied to all managerial positions - is consolidated EPS (Earnings per Share). Consolidated EPS is the metric calculated from the Group consolidated balance sheet equal to the Group’s net profit divided by the average number of the Company’s shares outstanding.

The weight of each objective assigned may vary depending on the role of the individual manager. EPS performance may be coupled with other financial indicators (for example, Free Cash Flow), business indicators (Net Sales, DOP – Division Operating Profit, etc.) or function objectives based on the characteristics and specific elements of various positions.

5.              The individual performance objectives must be objectively defined and measurable; they can be linked both to business managerial targets (processes/projects) as well as to organizational development targets (skills, abilities). In any case, the assigned objectives must be:

•                  specific: the goal of each objective that is to be attained must be clearly and factually stated and the expected results must also be identified;

•                  measurable: the expected results are calculated through easily understandable indicators that are based on factual evidence;

•                  results-oriented: objectives must be defined with reference to the Company’s and Group’s general strategy and long-term objectives; and

•                  time specific: intermediate steps and deadlines must be clearly and precisely defined.

6.              The performance, evaluation and communication of the level of achievement of the assigned objectives is a continuous process marked by three fundamental meetings over a twelve-month period:

•                  Definition and communication of objectives for the year (by the end of February of the reference year);

•                  Mid-year performance evaluation (halfway through the reference year), to check the level of achievement of results in the first part of the year and to define any corrective actions if required; and

•                  Final performance evaluation and communication of the level of achievement of the assigned objectives (by the end of January of the following year).

Performance objectives are reviewed by the Human Resources Committee and subsequently shared with the Board of Directors.

7.              The allocation of the variable remuneration component is subject to maximum limits, which are differentiated in accordance with the position held by the individual within the Company and the Group, the ability to influence results and the reference market. The variable remuneration target values for managers can vary from 30% to 100% of the fixed remuneration. The maximum pay-out values, on the other hand, can range from 45% to 200% of the aforementioned target values.

8.              According to the MBO system adopted by the Company, there are no deferral arrangements for more than one year for payment of the variable remuneration component and, as a rule, the variable component is generally paid in the fiscal year after the reference year, once the relevant data has been finalized. The Board of Directors may from time to time evaluate the introduction of forms of deferral for the payment of the variable remuneration component if it is deemed appropriate on account of the position held by certain key personnel and their responsibilities and subject to the opinion of the Human Resources Committee.

9.              The incentive plans for the head of internal control and the director responsible for preparing corporate accounting documents are consistent with the tasks they are entrusted with.

3.4           Variable Remuneration: Long-Term Incentives (“LTI”)

1.              The variable remuneration also has a long-term component which is mainly aimed at directing the actions of management towards achieving identified strategic objectives and retaining Group key personnel.

2.              Long-Term Incentives (“LTI”) are comprised of compensation plans based on financial results. Specifically, the Company adopted the following plans:

(i) Performance Share Plan (Stock Grant plans) granting units, that is the right to receive Luxottica shares based on reaching identified performance objectives, and

(ii) Stock Option Plan granting option rights for the subsequent subscription of Luxottica shares

Details about these Plans are described in related documentation published as required by Law.

Variable remuneration recognizes the organizational role in the Company held by the beneficiaries, the individual performance results achieved by the beneficiaries in the previous year and the potential for professional growth in the mid-term within the Group. The grant of rights is subject to: (i) the ability of the single beneficiary to contribute to the development of the Company; (ii) the professional competences and the role held in the Company’s organizational structure; (iii) the level of his/her whole compensation; and (iv) the specific retention needs.

3.              On April 29, 2013 the Ordinary Meeting of Stockholders approved the “Performance Shares Plan 2013-2017.” This new plan provides that beneficiaries, selected by the Board of Directors from employees of the Company and the Group, will be granted rights (“Units”) for the assignment of Luxottica shares, without consideration, provided that over the course of a three-year reference period, consolidated EPS targets defined by the Board of Directors must be cumulatively reached. According to the Performance Shares Plan 2013-2017, the Board of Directors is allowed from time to time to forbid, all or part of the beneficiaries, to sell, for a pre-determined period, the shares they have been assigned. The Plan does not provide for deferred compensation or claw-back provisions.

4.              From 2013, the Group’s long-term variable compensation will be provided through the sole grant of Company shares under the Performance Share Plan 2013-2017.

Beneficiaries will be identified and rights in the context of long-term incentive plans granted annually and will generally be approved by the Board of Directors after the financial statements are approved at the annual Ordinary Meeting of Stockholders.

Lastly, existing Stock Option Plans generally provide for a suitable vesting period after which options may be exercised (in any case, not shorter than three years). The exercise of options may also be conditioned on the achievement of specific performance objectives defined according to the mid- and long-term objectives of the Company and the Group. These objectives are based on parameters which represent Luxottica value creation (such as consolidated EPS or Earnings per Share).

3.5           Benefits and insurance coverage (i.e. social security or pension schemes), in addition to compulsory coverage

The remuneration package for executive directors, general managers, executives with strategic responsibilities and senior managers also includes non-monetary benefits (such as, for example, company cars), as well as supplementary insurance (i.e. supplementary health insurance, etc.) with the objective of providing the most competitive remuneration package in line with the best practices available in the relevant local markets. Furthermore, in addition to life and non-professional accident insurance coverage provided for by the CCNL(1), the registration in a fund that reimburses supplementary healthcare expenses is offered in addition to the fund set forth by the CCNL.

3.6           Compensation in the event of resignation, dismissal or termination of the employment relationship

1.              With the sole exception of the Chief Executive Officer, there are no agreements between the Company and its directors, the general managers or the executives with strategic responsibilities providing for compensation in the event of resignation, dismissal or termination of the employment relationship.

2.              The payment of extraordinary benefits or compensation, at the end of the mandate or employment relationship, is not included in the Company’s and the Group’s general policy on remuneration (without prejudice, in any case, to legal obligations and/or CCNL obligations towards employees). Nevertheless, the Company may agree on special treatment with respect to a termination of office or employment relationship for individual directors performing special duties, or general managers or executives with strategic responsibilities, if it is deemed appropriate in order to attract and retain particular professional personnel.

3.              Any termination or severance agreement must be prepared in accordance with reference benchmarks on the subject and within the limits defined by case law and standard practices in the country in which the agreement is entered into.

3.7           Non-competition agreements

1.              The Group provides for the possibility of entering into non-competition agreements with Directors, general managers, executives with strategic responsibilities and senior managers at the end of their mandate or employment relationship.

2.              In accordance with case law and standard practice, these agreements may provide for payment of compensation recorded in the Gross Annual Income (“GAI”), related to the duration and the extent of the restriction imposed by the agreement itself.

3.              The non-competition obligation should refer to the product sector in which the Group operates at the time of entering into the agreement as well as the geographical limits; the extent of the obligation also will vary depending on the position held by the individual at the time the employment relationship is terminated.

(1)  Contratto collettivo nazionale di lavoro – Italian collective labor agreement

4.                  THE REMUNERATION OF THE DIRECTORS

4.1           The basic remuneration of directors

In accordance with law and the articles of association, the remuneration paid to directors for the positions they hold is determined at the Shareholders’ Meeting, and may include either the aggregate amount of remuneration to be paid or specific details on how it is to be divided among the directors. The members of the Board of Directors are entitled to reimbursement of expenses incurred by reason of their position.

4.2           The remuneration of directors performing special duties

1.              The remuneration of directors performing special duties is determined by the Board of Directors, on the proposal of the Human Resources Committee, at the time of their appointment or in the first meeting that follows the Committee’s appointment.

2.              In particular, the Board of Directors can decide, upon the favorable opinion of the Board of Statutory Auditors, to award additional remuneration supplementing the fixed remuneration which is generally determined at the Ordinary Meeting of Stockholders for the directors performing special duties at the time of their appointment (see para. 4.1 above).

3.              Therefore, the remuneration of directors performing special duties can be composed of: (i) an annual fixed component, which may take the special duties of the directors into consideration; and (ii) in the case of directors who are delegated specific tasks, a medium to long-term variable component (in particular, these directors may be the recipients of medium to long-term incentive plans; see para. 3.4. above). The variable component represents a significant part of overall remuneration paid to these directors (as a general rule, the percentage represented by the variable remuneration of total remuneration may vary between 50% and 65%).

4.              Similar criteria are also relevant for general managers of the Company.

5.              In several cases special positions are held in companies controlled by Luxottica and involve the allocation of remuneration due to the time commitment required.

4.3           The remuneration of non-executive Directors

1.              The remuneration of non-executive Directors is not connected to the achievement of specific performance objectives on the part of the Company. Furthermore, these directors are not the recipients of medium to long-term incentive plans.

2.              The non-executive Directors who are members of the committees set up within the Board of Directors (namely, the Human Resources Committee and the Control and Risk Committee) receive additional remuneration for these positions, which are determined by the Board of Directors, upon the favourable opinion of the Board of Statutory Auditors.

3.              The additional remuneration allocated according to the above procedure is awarded on the recommendation of the Human Resources Committee, it being clearly understood that in this case each director abstains from voting on the proposals regarding his/her own remuneration.

4.4           The remuneration of executives with strategic responsibilities

1.              The identification of the most significant members of staff is carried out by the Chief Executive Officer, after consultation with the General Manager of Central Corporate Functions and the Human Resources Director. The group of executives with strategic responsibilities includes the top managers in Italy and abroad.

2.              For the executives with strategic responsibilities, the annual variable remuneration (made up of MBO and LTI incentive plans, according to the statements above) represents a significant part of overall remuneration: as a general rule, the percentage represented by the variable remuneration of total remuneration may vary between 50% and 65%.

****

The Remuneration Policy set forth above does not significantly differ from the version submitted to the General Meeting of Stockholders on April 29, 2013.

SECTION II

INFORMATION ON REMUNERATION

RELATED TO THE YEAR ENDED AS OF DECEMBER 31, 2013

1.                  DESCRIPTION OF REMUNERATION

1.              The components that comprise the remuneration paid, for any reason and in any form, during the 2013 fiscal year in favor of the following persons are listed by name below: (i) the members of the Board of Directors; (ii) the General Manager of Central Corporate Functions; and (iii) the members of the Statutory Board of Auditors; the same information is provided in the aggregate for the other executives with strategic responsibilities.

The Ordinary Meeting of Stockholders held on April 27, 2012, appointed the members of the Board of Directors and the Board of Statutory Auditors who will remain in office until approval of the financial statements for the year ending December 31, 2014.

2.              Leonardo Del Vecchio (Chairman of the Board of Directors) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration for acting as Chairman of the Board in accordance with article 2389, paragraph 3, of the Italian Civil Code.

3.              Luigi Francavilla (Vice-Chairman of the Board of Directors) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for acting as Vice-Chairman of the Company in accordance with article 2389, paragraph 3, of the Italian Civil Code; and (iii) remuneration for acting as Chairman of the subsidiary company, Luxottica S.r.l.

In 2013, Luigi Francavilla exercised 750,000 option rights awarded under the 2009 Reassigned Stock Options Plan.

4.              Andrea Guerra (CEO) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for acting as Chief Executive Officer of the Company in accordance with article 2389, paragraph 3, of the Italian Civil Code; (iii) fixed remuneration as a manager employed by the Company; (iv) MBO variable remuneration for 2013; and (v) supplemental accident insurance and other non-monetary benefits.

Luxottica’s Board of Directors on the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2010-2012 three-year period of reference set forth in the 2010 Performance Share Plan, awarded 90,000 Luxottica shares to Mr. Guerra on February 28, 2013.

During fiscal 2013, Mr. Guerra was designated as a beneficiary and awarded a total of 44,400 rights under Luxottica’s “2013 Performance Share Plan” incentive plan.

Luxottica’s Board of Directors on the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2011-2013 three-year period of reference set forth in the 2011 Performance Share Plan, awarded 76,500 Luxottica shares to Mr. Guerra on February 27, 2014.

In 2013, Andrea Guerra exercised all option rights awarded under the Delfin Plan(2).

(2) Delfin Plan: incentive plan awarded in 2004 to top management of the Company by the shareholder Delfin S.a r.l. regarding 9.6 million Luxottica Group shares held by Delfin itself on the allocation date.  The options became exercisable on June 30, 2006 on the basis of attaining fixed economic objectives set forth in the Plan.

Enrico Cavatorta received: (i) “basic” remuneration as a director of Luxottica; (ii) fixed remuneration as General Manager of Central Corporate Functions of the Company (being also an employee of the Company); (iii) MBO variable remuneration for 2013; and (iv) supplemental accident insurance and other non-monetary benefits.

Luxottica’s Board of Directors upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2010-2012 three-year period of reference set forth in the 2010 Performance Share Plan, awarded 36,000 Luxottica shares to Mr. Cavatorta on February 28, 2013.

During the fiscal 2013, Mr. Cavatorta was designated as a beneficiary and awarded a total of 27,600 rights under Luxottica’s “2013 Performance Share Plan” incentive plan.

Luxottica’s Board of Directors upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied for the 2011-2013 three-year period of reference set forth in the 2011 Performance Share Plan, awarded 31,500 Luxottica shares to Mr. Cavatorta on February 27, 2014.

In 2013, Enrico Cavatorta exercised the remaining 400,000 option rights awarded under the Delfin Plan(3).

5.              Mario Cattaneo (Chairman of the Control and Risk Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as Chairman of the Committee.

6.              Claudio Costamagna (Chairman of the Human Resources Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as Chairman of the Human Resources Committee.

7.              Marco Mangiagalli and Marco Reboa (members of the Control and Risk Committee) received: (i) “basic” remuneration as directors of Luxottica and (ii) “additional” remuneration as members of the Committee.

8.             Roger Abravanel (member of the Human Resources Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as a member of the Human Resources Committee.

9.              Claudio Del Vecchio, as well as Sergio Erede, exclusively received the “basic” remuneration as Directors of Luxottica.

10.       Elisabetta Magistretti (member of the Control and Risk Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as a member of the Human Resources Committee.

(3) Delfin Plan: incentive plan awarded in 2004 to the top management of the Company by the shareholder Delfin S.a r.l. regarding 9.6 million of Luxottica Group shares held by Delfin itself on the allocation date.  The options became exercisable on June 30, 2006 on the basis of attaining fixed economic objectives set forth in the Plan.

11.       Anna Puccio (member of the Human Resources Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as a member of the Human Resources Committee.

12.       Francesco Vella (Chairman of the Board of Statutory Auditors) received remuneration for his position as Luxottica’s Chairman of the Board of Auditors which was set at the shareholders’ meeting at the time of his appointment.

13.       Alberto Giussani (statutory member of the Board of Statutory Auditors) received remuneration for his position as statutory auditor of Luxottica which was set at the shareholders’ meeting at the time of his appointment.

14.       Barbara Tadolini (statutory member of the Board of Statutory Auditors) received remuneration for her position as statutory auditor of Luxottica which was set for the first time by the Ordinary Meeting of Stockholders and “additional” remuneration for her position as statutory auditor of Salmoiraghi & Viganò.

15.       The following remuneration was paid to the executives with strategic responsibilities:

(a)        with regard to the 11 executives with strategic responsibilities who are employees of the Company:

•                  these executives received: (i) fixed remuneration as executives of Luxottica; (ii) variable MBO remuneration for 2013; and (iii) other non-monetary benefits;

•                  a total of 154,800 rights were allocated to 11 executives under the “2013 Performance Share Plan” incentive plan;

•                  the Board of Directors of Luxottica, upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied in the 2010-2012 three-year period of reference set forth in the 2010 Performance Share Plan, awarded a total of 117,000 Luxottica shares to 6 executives with strategic responsibilities on February 28, 2013;

•                  in 2013, 7 executives with strategic responsibilities exercised 445,000 options under the Company’s stock option plans; and

•                  the Board of Directors of Luxottica, upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied in the 2011-2013 three-year period of reference set forth in the 2011 Performance Share Plan, awarded a total of 117,000 Luxottica shares to 7 executives with strategic responsibilities on February 27, 2014.

(b)        with regard to the 8 executives with strategic responsibilities who are employees of subsidiary companies:

•                  these executives received: (i) fixed remuneration as employees; (ii) variable MBO remuneration for 2013; and (iii) other non-monetary benefits;

•                  in two cases, the executive held the position for only a part of the year;

•                  a total of 129,600 rights were allocated to 8 executives through the “2013 Performance Share Plan” incentive plan;

•                  the Board of Directors of Luxottica, upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied in the 2010-2012 three-year period of reference set forth in the 2010 Performance Share Plan, awarded a total of 94,500 Luxottica shares to 7 executives with strategic responsibilities of the subsidiary companies on February 28, 2013;

•                  in 2013, 3 executives with strategic responsibilities, who are also employees of subsidiary companies, exercised a total of 150,500 options allocated to them under the Company’s stock option plans;

•                  the Board of Directors of Luxottica, upon the recommendation of the Human Resources Committee, having verified that EPS objectives were satisfied in the 2011-2013 three-year period of reference set forth in the 2011 Performance Share Plan, awarded a total of 103,500 Luxottica shares to 7 executives with strategic responsibilities of the subsidiary companies on February 27, 2014;

•                  In 2010, one executive with strategic responsibilities received a three year long-term incentive cash plan, measured by specific business objectives, which vested during 2013.

16.       It is to be noted that the remuneration stated in this report for fiscal year 2013 was determined in conformity with the Remuneration Policy submitted to the Ordinary Meeting of Stockholders on April 29, 2013.

17.       A table prepared in accordance with article 84-bis, paragraph 5, of the Regulations for Issuers is part of this report and discloses the allocation as of March 3, 2014 of 509,500 Luxottica Shares approved by the Board of Directors on February 27, 2014 under the 2011 Performance Share Plan.

18.       For additional details on remuneration paid, please refer to the tables below; whereas for additional details on the Company’s approved incentive plans, please see the documents and regulations published in the “Company/Governance/Remuneration/Incentive Plans” section of the Company’s website www.luxottica.com.

2.                  INFORMATION ON THE CONSEQUENCES OF THE TERMINATION OF EMPLOYMENT OR POSITION OF DIRECTOR AND THE EXISTENCE OF SPECIAL AGREEMENTS WITH DIRECTORS AND EXECUTIVES WITH STRATEGIC RESPONSIBILITIES

1.              Currently, with the exception of the Chief Executive Officer, and consistent with Company policy (see Section I, para. 3.6 above), there are no agreements between the Company and the directors or executives with strategic responsibilities that provide for compensation in the event of termination of employment or position in office prior to the natural expiry of any agreement (or in the case of a change-of-control transaction).

There are no agreements that provide for the allocation or maintenance of non-monetary benefits or the stipulation of ad hoc consultancy agreements in the event of termination of employment. There are no agreements that provide compensation for non-competition obligations.

2.              With regard to the Chief Executive Officer, Mr. Andrea Guerra:

•                  in the event of termination of employment (as he is also an employee of Luxottica) without just cause, in addition to the severance pay due in accordance with the law, the Company will pay Mr. Guerra a gross all-inclusive lump-sum amount equal to two years of the total of: (i) his fixed remuneration, understood as the sum of his fixed remuneration as an employee and the fixed remuneration for the position held; and (ii) his variable remuneration, calculated on the average of the amount allocated for this component in the prior three years of employment; and

•                  these terms and conditions of pay are also applied in the event that Mr. Guerra resigns from his position as a Director either with just cause or within 60 days from verification of one or more of the following situations: (a) a substantial negative change in the delegation of duties granted to him and/or a reduction in the powers provided by this delegation; or (b) a change in his position following a change of control of the Company.

3.              The termination of general employment with the Company or of a position as a Director of the Company is treated as follows with respect to the incentive plans allocated by Luxottica ex-article 114-bis of the Italian Consolidated Financial Law:

•                  as a rule, for ordinary stock option plans, which are not dependent on attaining specific performance objectives, the allocated option rights expire when the Company informs the beneficiary that his or her employment is terminated with just cause or for a subjective justified reason or, in the event of disciplinary action which may lead to dismissal, at the time of receipt of notification. Additionally, these rights expire on the day that a beneficiary informs the Company of his/her withdrawal from employment. During the notice period, the possibility of exercising option rights which have vested during this period is expressly excluded; and

•                  vested options are exercisable subsequent to the termination of employment in the following cases: termination of employment for reasons other than those stated in the previous paragraph, retirement due to age limits reached, unfitness to carry out the job and death; in the event of: (i) consensual termination of employment; or (ii) withdrawal from employment on the part of the Company for a justified objective reason: in these cases the options can be exercised as a rule within 90 days from the termination of employment. Once this period has elapsed, the rights expire. For additional information, please refer to the documents and regulations published in the “Company/Governance/Remuneration/Incentive Plans” section of the website www.luxottica.com.

•                  regarding the Performance Share Plans in case of (i) a beneficiary’s voluntary resignation without Cause or (ii)  a beneficiary’s dismissal for Cause or based on a subjective reason, the Beneficiary will definitively forfeit all the Units and any right to the assignment of the Shares. But, in case of (i) resignation by a beneficiary who meets the legal requirements for a pension; (ii) a permanent disability preventing the beneficiary from continuing the relationship or employment; (iii) death of the beneficiary; and (iv) dismissal without Cause or not based on a subjective reason, the beneficiary (or his/her heirs or legal successors) will have the right to retain a number of Units calculated in proportion to the duration of the relationship. It is understood that the Board of Directors reserves the right to amend the abovementioned provisions allowing, for example, one or more beneficiaries to keep all or part of awarded Units or granting Shares to the beneficiaries or awarding a substitutive amount, even when the applicable conditions have not been met.

3.                  ACTIVITIES OF THE HUMAN RESOURCES COMMITTEE IN 2013 IN BRIEF

1.              The Human Resources Committee met five times in 2013 on January 29, February 28, April 23, July 25, and December 3, with meetings lasting an average of approximately 2 and a half hours.

2.              The meetings were duly recorded by the Human Resources Director, Mr. Nicola Pelà, who acts as Secretary of the Committee.

3.              During 2013 the Committee performed the following activities, making recommendations to the Board of Directors, where appropriate.

•                  Examination of the Corporate 2012 Key Performance Indicators related to the short term incentive plan (MBO) for top and senior management; examination and approval of the cumulative 2010-2012 EPS objective, related to the long term incentive plan (PSP 2010) for top and senior management;

•                  Examination of the current legal framework related to compensation of directors and key managers and general guidelines for compensation of senior executives and senior management for 2013. Definition of the Remuneration Policy;

•                  Examination of significant trends in executive compensation, focusing on the European and North American market trends in the luxury goods industry;

•                  Examination of the Remuneration report;

•                  Examination and definition of 2013 incentive plans, structure (objectives and weighting) of short term incentives (MBO 2013);

•                  Examination and definition of 2013 long term incentive plans and adoption of a single long-term incentive instrument to be utilized across the Company pursuant to the “Performance Shares Plan 2013-2017” with performance triggers based on 3 years of cumulative EPS; Examination of the list of beneficiaries and number of shares awarded under this Plan;

•                  Examination of the Company’s succession plans for those who hold key positions within the Group and the succession process related to four hundred managers;

•                  Presentation of Product & Style and Latin America Region leadership teams.

4.              The Board of Directors approved a special allocation in the amount of 25,000 euros for fiscal 2013 in order to provide the Committee with adequate financial resources to carry out its duties.

Table 1 - Compensation paid to directors, general managers, auditors and senior managers (in euros)

(A)	(B)	(C)	(D)	(1)		(2)		(3)		(4)	(5)	(6)	(7)	(8)
								Variable non-equity compensation					Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
Leonardo Del Vecchio	Chairman of the Board	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				1,285,000	(1)							1,285,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				1,285,000								1,285,000
Luigi Francavilla	Vice Chairman	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				143,002	(2)							143,002
(II) Compensation paid by subsidiary or affiliate companies				657,060								657,060
(III) Total				800,062								800,062
Andrea Guerra	Director-CEO	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				2,507,159	(3)			1,944,179		21,103	5,102	4,477,543	2,076,594
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				2,507,159				1,944,179		21,103	5,102	4,477,543	2,076,594
Roger Abravanel	Director	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		25,000	(4)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		25,000						110,000
Mario Cattaneo	Director	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		30,000	(5)					115,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		30,000						115,000

(A)	(B)	(C)	(D)	(1)		(2)		(3)		(4)	(5)	(6)	(7)	(8)
								Variable non-equity compensation					Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
Enrico Cavatorta	Director-General Manager	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				776,324	(6)			602,600		10,246	12,103	1,401,273	965,425
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				776,324				602,600		10,246	12,103	1,401,273	965,425
Claudio Costamagna	Director	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		30,000	(7)					115,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		30,000						115,000
Claudio Del Vecchio	Director	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000								85,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000								85,000
Sergio Erede	Director	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000								85,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000								85,000

(A)	(B)	(C)	(D)	(1)	(2)		(3)		(4)	(5)	(6)	(7)	(8)
							Variable non-equity compensation					Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration	Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
Elisabetta Magistretti	Director	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000	25,000	(8)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000	25,000						110,000
Marco Mangiagalli	Director	January 1, 2012- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000	25,000	(8)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000	25,000						110,000
Anna Puccio	Director	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000	25,000	(4)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000	25,000						110,000
Marco Reboa	Director	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000	25,000	(8)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000	25,000						110,000
Francesco Vella	Chairman of the Board of Statutory Auditors	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				105,000							105,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				105,000							105,000

(A)	(B)	(C)	(D)	(1)		(2)	(3)		(4)	(5)	(6)	(7)	(8)
							Variable non equity compensation					Fair value of equity
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation	Bonus and other incentives	Profit Participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
Alberto Giussani	Auditor	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				70,000							70,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				70,000							70,000
Barbara Tadolini	Auditor	January 1, 2013- December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				70,000							70,000
(II) Compensation paid by subsidiary or affiliate companies				18,000	(9)						18,000
(III) Total				88,000							88,000
Senior Managers (Aggregate compensation of 11 executives with strategic responsibilities of the Company)
(I) Compensation paid by the Company				4,625,902			2,453,400		164,852	178,003	7,422,157	4,640,747
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				4,625,902			2,453,400		164,852	178,003	7,422,157	4,640,747
Senior Managers (Aggregate compensation of 8 executives with strategic responsibilities employed by subsidiary companies)
(I) Compensation paid by the Company				223,340			180,700		4,316	7,217	415,573	335,009
(II) Compensation paid by subsidiary or affiliate companies				3,263,347			1,993,180		58,242	2,461	5,317,230	3,608,350
(III) Total				3,486,687			2,173,880		62,558	9,678	5,732,803	3,943,359

(1) 85,000  Euro paid as a Director; 1,200,000 Euro paid as Chairman

(2) 85,000 Euro paid as a Director  and  58,002 Euro paid as Vice Chairman

(3) 85,000  Euro paid as a Director,  818,802  Euro paid as CEO and 1,603,357  Euro paid as an employee

(4) Compensation paid as member of the Human Resources Committee

(5) Compensation paid as Chairman of the Control and Risk Committee

(6) 85,000 Euro paid as a Director and 691,324  Euro paid as an employee

(7) Compensation paid as Chairman of the Human Resources Committee

(8) Compensation paid as a member of the Human Resources Committee

(9) Compensation paid for the position as statutory auditor of Salmoiraghi & Viganò

* The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Table 2 – Stock options granted to directors and senior managers

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value** (Estimated Potential Value)
Luigi Francavilla	Deputy Chairman	Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009) *	750,000	Euro	13.45	December 3, 2012 – May 7, 2018							750,000	Euro	13.45	Euro	38.63
Andrea Guerra	CEO and Director	Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009) *	1,250,000	Euro	13.45	December 3, 2012 – May 7, 2018													1,250,000
		Delfin plan	2,000,000	Euro	13.67	June 30, 2006 –August 30, 2014							2,000,000	Euro	13.67	Euro	40.63

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value** (Estimated potential value)
Enrico Cavatorta	Chief Financial Officer, General Manager - Corporate Functions and Director	Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	70,000	Euro	13.45	May 7, 2012 – May 7, 2018													70,000
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009) *	550,000	Euro	13.45	December 3. 2012 – May 7, 2018													550,000
		Delfin plan	400,000	Euro	13.67	June 30, 2006 – August 30, 2014							400,000	Euro	13.67	Euro	40.63

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value** (Estimated potential value)
Senior Managers (Aggregate amounts for 11 executives with strategic responsibilities of the Company		Stock Option 2008 plan (BOD resolution March 13, 2008)	20,000	Euro	18.08	March 14, 2011 – March 14, 2017							20,000	Euro	18.08	Euro	39.82
		Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	55,000	Euro	13.45	May 7, 2012 – May 7, 2018							55,000	Euro	13.45	Euro	38.96
		Stock Option 2010 plan non-US (BOD resolution April 29, 2010)	70,000	Euro	20.72	April 29, 2013 – April 29, 2019							70,000	Euro	20.72	Euro	41.27
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009) *	400,000	Euro	13.45	December 3, 2012 – May 7, 2018							300,000	Euro	13.45	Euro	39.20		100,000

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value** (Estimated potential value)
Senior Managers (Aggregate amounts for 8 executives with strategic responsibilities employed by subsidiary companies)		Stock Option 2011 plan non-US (BOD resolution April 28, 2011)	50,000	Euro	22.62	April 28, 2014 – April 28, 2020													50,000	Euro	110.167
		Stock Option 2012 plan non-US (BOD resolution May 7, 2012)	35,000	Euro	26.94	May 7, 2015 – May 7, 2021													35,000	Euro	96,017
		Stock Option 2005 plan (BOD resolution February 15, 2005)	18,000	Euro	16,89	January 31, 2007 – January 31, 2014							18,000	Euro	16.89	Euro	39.21
		Stock Option 2008 plan (BOD resolution March 13, 2008)	30,000	Euro	18.08	March 14, 2011 – March 14, 2017							15,000	Euro	18.08	Euro	30.99		15,000
		Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	70,000	Euro	13.45	May 7, 2012 – May 7, 2018							30,000	Euro	13.45	Euro	39.21		40,000
		Reassigned ordinary plan 2009 US (BOD resolution May 7, 2009)	70,000	Euro	15.03	June 12, 2012 – March 31, 2017							50,000	Euro	15.03	Euro	34.24		20,000

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value** (Estimated potential value)
		Reassigned extra-ordinary plan 2009 US (BOD resolution May 7, 2009) *	87,500	Euro	15.11	December 3, 2012 – June 12, 2018							37,500	Euro	15.11	Euro	36.60		50,000
Total			5,925,500										3,745,500						2,180,000	Euro	206,184

* Exercise subject to certain financial targets

** The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Table 3A - Incentive plans awarding financial instruments (other than stock options) to directors and senior managers (Performance Share Plan)

			Financial Instruments granted in previous years and not vested during the year		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instruments of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Andrea Guerra	Chief Executive Officer and Director	PSP Plan 2010 (BOD resolution April 29, 2010)										35,000	90,000	Euro	3,253,725
		PSP Plan 2011 (BOD resolution April 29, 2011)	97,750	April 28, 2011 - December 31, 2013												Euro	706,406
		PSP Plan 2012 (BOD resolution May 7, 2012)	90,000	May 7, 2012 - December 31, 2014												Euro	799,500
		PSP Plan 2013 (BOD resolution April 29, 2013)			44,400	Euro	38.56	2013-2015	April 29, 2013	Euro	40.82					Euro	570,688

			Financial Instruments granted in previous years and not vested during the year		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instrument of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Enrico Cavatorta	Chief Financial Officer, General Manager -Corporate Functions and Director	PSP Plan 2010 (BOD resolution April 29 2010)										14,000	36,000	Euro	1,301,490
		PSP Plan 2011 (BOD resolution April 28, 2011)	40,250	April 28, 2011- December 31, 2013												Euro	290,873
		PSP Plan 2012 (BOD resolution May 7, 2012)	36,000	May 7, 2012 – December 31, 2014												Euro	319,800
		PSP Plan 2013 (BOD resolution April 29, 2013)			27,600	Euro	38.56	2013-2015	April 29, 2013	Euro	40.82					Euro	354,752

			Financial Instruments granted in previous years and not vested during the exercise		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instrument of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Senior Managers (Aggregate amounts for 11 executives with strategic responsibilities of the Company)		PSP Plan 2010 (BOD resolution April 29, 2010)										45,500	117,000	Euro	4,229,842
		PSP Plan 2011 (BOD resolution April 28, 2011)	149,500	April 28, 2011 – 31 December 2013												Euro	1,080,387
		PSP Plan 2012 (BOD resolution May 7, 2012)	153,600	May 7, 2012 – December 31, 2014												Euro	1,364,480
		PSP Plan 2013 (BOD resolution April 29, 2013)			154,800	Euro	38.56	2013-2015	April 29, 2013	Euro	40.82					Euro	1,989,696

			Financial Instruments granted in previous years and not vested during the exercise		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instrument of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Senior Managers (Aggregate amounts for 8 executives with strategic responsibilities employed by subsidiary companies)		PSP Plan 2010 (BOD resolution April 29, 2010)										36,750	94,500	Euro	3,416,411
		PSP Plan 2011 (BOD resolution April 28, 2011)	132,250	April 28, 2011 – December 31, 2013												Euro	955,727
		PSP Plan 2012 (BOD resolution May 7, 2012)	148,800	May 7, 2012 – December 31, 2014												Euro	1,321,840
		PSP Plan 2013 (BOD resolution April 29, 2013)			129,600	Euro	38.56	2013-2015	April 29, 2013	Euro	40.82					Euro	1,665,792
Total			848,150		356,400							131,250	337,500	Euro	12,201,468	Euro	11,419,941

* The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Table 3B - Cash Incentive plans for directors and senior managers (in euros)

			(2)			(3)
			2013 Bonus			Previous years bonuses
A	B	(1)	(A)	(B)	(C)	(A)	(B)	(C)	(4)
Name	Office	Plan	Payable/paid	Deferred	Term of deferral	Non payable	Payable/paid	Deferred	Other bonuses
Andrea Guerra	CEO	MBO 2013	1,944,179
Enrico Cavatorta	Director-General Manager	MBO 2013	602,600
Senior Managers (Aggregate amounts for 11 executives with strategic responsibilities of the Company)		MBO 2013	2,453,400
Senior Managers (Aggregate amounts for 8 executives with strategic responsibilities employed by subsidiary companies)		MBO 2013	2,173,880
		Long Term Incentive Cash Plan 2010					855,556
(III) Total			7,174,059				855,556

Share ownership of directors, auditors and senior managers

NAME	OFFICE	COMPANY’S SHARES	SHARES HELD AS OF DECEMBER 31, 2012	SHARES BOUGHT DURING 2013	SHARES SOLD DURING 2013	SHARES HELD AS OF DECEMBER 31, 2013
Leonardo Del Vecchio	Chairman	Luxottica Group S.p.A.	(1) 292,760,339	(1bis) 4,150,686	(1ter) 3,100,000	(1quater) 293,811,025
Luigi Francavilla	Deputy Chairman	Luxottica Group S.p.A.	(2) 4,036,000	(2bis) 750,000	1,421,200	(2ter) 3,364,800
Andrea Guerra	CEO	Luxottica Group S.p.A.	205,000	(3) 2,090,000	1,525,000	770,000
Enrico Cavatorta	Director- General Manager	Luxottica Group S.p.A.	45	(4) 436,000	436,000	45
Claudio Del Vecchio	Director	Luxottica Group S.p.A.	(5) 3,310,000	0	0	3,310,000
Key Managers employed by the Company (11)		Luxottica Group S.p.A.	17,780	562,000 (6)	576,500	3,280
Key Managers employed by subsidiary companies (8)		Luxottica Group S.p.A.	49,313	245,000(7)	231,525	62,788

(1) 292,035,339 shares held through Delfin S.à r.l., a company controlled by Leonardo Del Vecchio who holds 98.328% of the share capital in usufructus with voting rights and owns directly the remaining 1.672%.  275,000 ADRs and 450,000 shares held by his wife Nicoletta Zampillo.

(1bis) 4,113,186 shares bought by Delfin S.à r.l.; 37,500 shares bought by his wife Nicoletta Zampillo.

(1ter)  Shares sold under the Delfin incentive plan.

(1quater)  293,048,525 shares held by Delfin S.à r.l.; 275,000 ADRs and 487,500 shares held by wife Nicoletta Zampillo.

(2) 601,100 owned by Luigi Francavilla; 70,100 owned by his wife Elisabeth Engler, 3,364,800 held in usufruct with his wife.

(2bis) Shares bought following the exercise of stock options.

(2ter) Shares held in usufruct with his wife.

(3) 2,000,000 shares bought under the Delfin Plan; 90,000 shares granted under the PSP Plan 2010.

(4) 400,000 shares bought under the Delfin Plan; 36,000 shares granted under the PSP Plan 2010.

(5) 40,000 represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation, 142,000 shares held by a trust constituted for the benefit of his minor children.

(6) 117,000 shares granted under the PSP Plan 2010 and 445,000 bought following the exercise of stock options.

(7) 94,500 shares granted under the PSP Plan 2010 and 150,500 shares bought following the exercise of stock options.

In addition to the holdings disclosed in the above chart, three senior managers employed by Luxottica’s US subsidiaries who participate in the Luxottica Group Tax Incentive Savings Plan, a company-sponsored 401(k) savings plan for Luxottica’s U.S. employees (the ‘‘Plan’’), beneficially own Luxottica ADRs through interests in the Plan. As of December 31, 2012 and 2013, such senior managers beneficially owned interests in the Plan equivalent to, in the aggregate, 2,032.173 ADRs in each period. During 2013, there were no additional purchases in the Plan by these senior managers. The ADRs beneficially owned by Plan participants are held in the form of “units” of an investment fund offered under the Plan and are allocated by the Plan administrator to participant accounts based on U.S. dollar allocation amounts specified by the participants, which may result in holdings of fractional ADR investments.

Remuneration plans based on financial instruments — Performance Shares Plan 2011

Table 1 of scheme 7 of Annex 3A to Regulations for Issuers 11971/99

On February 27, 2014, the Board of Directors of Luxottica Group S.p.A. granted to 35 beneficiaries of the Performance Shares Plan 2011 approved by the Board of Directors on April 28, 2011, a total of 509,500 Luxottica Group shares, effective March 3, 2014.  These awards were made upon the recommendation of the Human Resource Committee and after the Board of Directors verified that the EPS objective for the three-year period 2011-2013 had been met.  The Performance Shares Plan which grants beneficiaries the right to receive Luxottica Group ordinary shares, without consideration, is conditioned on the Company achieving a consolidated EPS (Earnings per Share) target, over a three-year period.  The performance objectives defined by the Board of Directors under this plan were approved at the Ordinary Meeting of Stockholders held on May 13, 2008.

		BOX 1
		Instruments different form options
		Section 2
		Instruments referring to current plans, granted by the board and previously approved by GM
Name or Category	Position (to be specified only for individuals listed by name)	Date of GM resolution	Description of Instrument	No. of instruments Granted	Date of grant	Purchase price (if any)	Market price on grant date*		Expiration date of the restriction on selling the instruments
Andrea Guerra	CEO of the Company	May 13, 2008	Luxottica Group shares	76,500	March 3, 2014	—	Euro	39.61	—
Enrico Cavatorta	Director and General manager of the Company	May 13, 2008	Luxottica Group shares	31,500	March 3, 2014	—	Euro	39.61	—
Paolo Alberti	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	18,000	March 3, 2014	—	Euro	39.61	—
Fabio d’Angelantonio	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	18,000	March 3, 2014	—	Euro	39.61	—
Antonio Miyakawa	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	18,000	March 3, 2014	—	Euro	39.61	—
Nicola Pelà	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	18,000	March 3, 2014	—	Euro	39.61	—
Carlo Privitera	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	18,000	March 3, 2014	—	Euro	39.61	—
Massimo Vian	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	18,000	March 3, 2014	—	Euro	39.61	—
Colin Baden	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	22,500	March 3, 2014	—	Euro	39.61	—
Mark Weikel	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	22,500	March 3, 2014	—	Euro	39.61	—
Christopher Keith Beer	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	13,500	March 3, 2014	—	Euro	39.61	—

Michael Boxer	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	13,500	March 3, 2014	—	Euro	39.61	—
Elizabeth DiGiandomenico	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	13,500	March 3, 2014	—	Euro	39.61	—
Paolo Pezzutto	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 3, 2014	—	Euro	39.61	—
Lukas Ruecker	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 3, 2014	—	Euro	39.61	—
Josee Perreault	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	13,500	March 3, 2014	—	Euro	39.61
Paolo Ciarlariello	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 3, 2014	—	Euro	39.61	—
Andrea Dorigo	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 3, 2014	—	Euro	39.61	—
Alessio Ferraresso	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 3, 2014	—	Euro	39.61	—
Massimiliano Mutinelli	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 3, 2014	—	Euro	39.61	—
Hugo Porchia	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 3, 2014	—	Euro	39.61	—
Giorgio Pradi	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 3, 2014	—	Euro	39.61	—
Gianluca Ambrogio Tagliabue	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 3, 2014	—	Euro	39.61	—
Luca Tait	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 3, 2014	—	Euro	39.61	—
Riccardo Vaghi	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	9,000	March 3, 2014	—	Euro	39.61	—
James S.Neitzke (**)	Director of a subsidiary company	May 13, 2008	Luxottica Group shares	7,250	March 3, 2014	—	Euro	39.61	—
Other executives with strategic responsibilities employed by the Company (5)		May 13, 2008	Luxottica Group shares	49,500	March 3, 2014	—	Euro	39.61	—
Other executives with strategic responsibilities employed by subsidiary companies (4)		May 13, 2008	Luxottica Group shares	38,750	March 3, 2014	—	Euro	39.61	—

* On February 27, 2014, the date of the Board of Directors resolution, the market price of Luxottica’s Ordinary Shares was Euro 39.93.

** Shares calculated Pro rata

*** An additional 2 beneficiaries whose employment was terminated received substitute cash payments in accordance with the Plan’s regulation equal to Euro 413,170 calculated by taking into account Luxottica Group stock’s fair market value at the assignment date and the quantity of shares they would have been entitled to had actual shares been issued to these beneficiaries.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 4, 2014		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER